Exhibit 12.1
Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income from continuing operations before income taxes	$34,623	$38,781	$26,154	$22,587	$19,577
Fixed charges	2,060	5,099	4,446	2,708	3,264
Total earnings, as adjusted	$36,683	$43,880	$30,600	$25,295	$22,841
Fixed Charges
Interest expense & amortization of debt issuance costs	$999	$4,125	$3,486	$1,982	$2,637
Interest portion of rental expense (1)	1,061	974	960	726	627
Total fixed charges	$2,060	$5,099	$4,446	$2,708	$3,264
Ratio of Earnings to Fixed Charges	17.8	8.6	6.9	9.3	7

(1) Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.